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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69616

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2016 AND ENDING 06/30/2017
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sigma Americas Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 Park Ave
(No. and Street)

New York | NY | 10017
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steve Solano, CEO 212-520-1676
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T Remus, CPA
(Name – *if individual, state last, first, middle name*)

PO Box 2555 | Hamilton Square | NJ | 08690
(Address) | (City) | (State) | (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 20 2017
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steve Solano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sigma Americas Securities LLC, as of June 30, 2017, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none noted


DAVID AARON ZIFF
Notary Public - State of New York
NO. 01ZI6194876
Qualified in Nassau County
My Commission Expires 10/14/20

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIGMA AMERICAS SECURITIES LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
(with report of independent auditors)
YEAR ENDED JUNE 30, 2017

SIGMA AMERICAS SECURITIES LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
YEAR ENDED JUNE 30, 2017

CONTENTS

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

Report of Independent Registered Public Accounting Firm

To: The Member
Sigma Americas Securities LLC

I have audited the accompanying statement of financial condition of Sigma Americas Securities LLC as of June 30, 2017, and the related statements of operations, changes in member equity and cash flows for the year then ended. Sigma Americas Securities LLC's management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Sigma Americas Securities LLC as of June 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I Computation of Net Capital under Rule 15c3-1, Schedule II Computation for Determination of Reserve Requirements under Rule 15c3-3 (Exemption), Schedule III Information for Possession or Control Requirements under Rule 15c3-3 (Exemption), and Schedule of Aggregate Indebtedness (collectively the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Sigma Americas Securities LLC financial statements. The supplemental information is the responsibility of Sigma Americas Securities LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
September 8, 2017

SIGMA AMERICAS SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2017

ASSETS		
Current assets:		
Cash	$	62,609
Prepaid expenses		3,444
Total current assets		66,053
Other assets:		
Fixed assets		12,129
Less: Accumulated depreciation		-1,352
Total other assets		10,777
	$	76,830
LIABILITIES AND MEMBER EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$	1,158
Total current liabilities		1,158
Member equity:		
Member equity		224,691
Accumulated deficit		(149,019)
Total member equity		75,672
	$	76,830

See accompanying notes.

SIGMA AMERICAS SECURITIES LLC

STATEMENT OF OPERATIONS
YEAR ENDED JUNE 30, 2017

INCOME:		
Other Income:		
Bank interest	$	6
Total Income		6
EXPENSES:		
Payroll		39,624
Occupancy costs and office expenses		35,350
Professional fees		18,581
Regulatory expenses		9,890
Insurance expenses		4,317
Research		2,196
Bank charges		1,102
Business license/permits		957
Depreciation		1,352
Total expenses		113,369
NET (LOSS)	$	(113,363)

See accompanying notes.

SIGMA AMERICAS SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER EQUITY

Year Ended June 30, 2017

	Contributed Capital	Distributed Capital	(Accumulated Deficit)	Total Member Equity
Balances, July 1, 2016	$ 55,677	$ -	$ (35,656)	$ 20,021
Capital contribution	184,670			184,670
Distributed capital		(15,656)		(15,656)
Net loss			(113,363)	(113,363)
Balances, June 30, 2017	$ 240,347	$ (15,656)	$ (149,019)	$ 75,672

See accompanying notes.

SIGMA AMERICAS SECURITIES LLC

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (loss)	$	(113,363)
Adjustments to reconcile net income to net cash Provided by operating activities:		
Depreciation		1,352
Changes in operating assets and liabilities:		
Prepaid expenses		906
Accounts payable and accrued expenses		(342)
Net cash used by operating activities		(111,447)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Cash contributed by member		184,670
Cash distributed to member		(15,657)
Net cash provided by financing activities		169,013
CASH FLOWS FROM INVESTING:		
Fixed asset acquisition		(12,129)
Net increase in cash		45,437
NET CHANGE IN CASH		
CASH, beginning of year		17,172
CASH, end of year	$	62,609
SUPPLEMENTAL DISCLOSURE INFORMATION:		
Cash paid during the year for:		
Interest	$	- 0 -
Income taxes	$	- 0 -

See accompanying notes.

SIGMA AMERICAS SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2017

1. Description of Business

Sigma Americas Securities LLC (the "Company") is a registered broker dealer headquartered in New York, NY. The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

The Company is a single member Delaware limited liability company and a wholly owned subsidiary of Sigma Americas LLC (the "Parent Company') which is its sole managing member.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at June 30, 2017. Cash is held at a major financial institution and is insured by the Federal Deposit Insurance Corporation. (See Note 3 below).

Income Taxes
The Company, with the consent of its sole member, has elected under the Internal Revenue Code to be taxed as a C corporation.

The Company's tax returns and the amount of income or loss allocable to the member are subject to examination by federal and state taxing authorities. In the event of an examination of the Company's tax return, the tax liability of the member could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions may be subject to accounting methods for federal and state income tax purposes which differ from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the member and the resulting balances in the members' capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at June 30, 2017. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all years subsequent to 2013.

In addition, no income tax related penalties or interest have been recorded for the year ended June 30, 2017.

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices included in level 1 that are observable for the assets or liability either directly or indirectly.

Level 3. Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company had no assets or liabilities that were measured and recognized at fair value on a nonrecurring or recurring basis as of June 30, 2017, and as such, had no assets or liabilities that fell into the tiers described above.

Subsequent Events
Management has evaluated events and transactions that occurred between July 1, 2017 and September 8, 2017, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

3. Concentration of Credit Risk
The financial instruments which potentially subject the Company to concentrations of credit risk are cash. The Company maintains its cash at one depository bank, which is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of June 30, 2017, the cash on deposit did not exceed the FDIC-insured limit.

4. Contingencies and Commitments
The Company can be subject to litigation, arbitration settlements, and regulatory assessments which arise in the ordinary course of business as a registered broker-dealer. The Company recognizes a liability and expense for any such matters at the time exposure to loss is more than remote and an amount of the loss is reasonably determinable. In the opinion of management, there are no outstanding matters at June 30, 2017 requiring contingent loss recognition.

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of June 30, 2017 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at June 30, 2017 or during the year then ended.

5. Member's Equity
During the year ended June 30, 2017, the Company's member contributed capital totaling $184,670 in member's equity in exchange for operating expenses paid by the Parent Company.

6. Related Party Transactions

The Company's office is co-located with other entities related by common ownership which share limited administrative expenses that are defined, along with the expense allocation methodology to be used, in an expense sharing agreement. Shared expenses paid by the Parent Company and allocated to Company, comprised of various operating expenses, totaled $81,292 for the year ended June 30, 2017.

In addition, the Parent Company made capital contributions in the amount of $184,670 during the year.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceeds 800% (for the first 12 months after commencing business as a broker dealer).

At June 30, 2017, the Company had net allowable capital of $44,730, which is $39,730 in excess of the required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital is 39.9% as of June 30, 2017. Prepaid expenses reflected in the accompanying financial statements are not allowable assets for the purpose of computing minimum net capital under the Rule.

The Company's exemption from the reserve requirements of Rule 15c3-3 (Customer Protection Rule) is under the provisions of Paragraph (k)(2)(i), in that the Company does not receive or hold customer funds or securities in the course of providing its services.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of June 30, 2017

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member
Sigma Americas Securities LLC

I have reviewed management's statements, included in the accompanying Exemption report, in which (1) Sigma Americas Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Sigma Americas Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under—k(2)(i), (the "exemption provisions") and (2) Sigma Americas Securities LLC stated that Sigma Americas Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Sigma Americas Securities LLC management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sigma Americas Securities LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
September 8, 2017

SIGMA AMERICAS SECURITIES LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2017

COMPUTATION OF NET CAPITAL	
Total ownership equity from Statement of Financial Condition	$ 75,672
Deduct ownership equity not allowable for net capital	--
Total ownership equity qualified for net capital	75,672
Deductions and/or charges:	
Non-allowable assets from Statement of Financial Condition:	
Prepaid expense	3,445
Fixed assets	10,777
Other deductions and/or charges*	16,721
Other additions and/or credits	--
Net capital before haircuts on securities positions	44,730
Net capital	$ 44,730

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 77
Minimum dollar net capital requirement of reporting broker-dealer	$ 5,000
Net capital requirement (greater of above)	$ 5,000
Excess net capital	$ 39,730
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement of reporting broker dealer	$ 38,730

*An amended Focus filing for June 30th 2017 will be prepared in conjunction with this report so that there are no differences between the preceding calculation and the Company's corresponding unaudited Part II A of Form X-1 7A-5 as of June 30, 2017.

Sigma Americas SECURITIES LLC

SCHEDULE II COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

YEAR ENDED June 30, 2017

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Sigma Americas Securities LLC, in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3 or its claim for exemption.

SIGMA AMERICAS SECURITIES LLC

SCHEDULE III INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS (EXEMPTION)

PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of June 30, 2017

"EXEMPT UNDER 15c3-3(k)(2)(i)

Pursuant to rule 15c 3-3 relating to possession or control requirements, Sigma Americas Securities LLC has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended June 30, 2017 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000.



September 20, 2017

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH THE EXEMPTION PROVISION OF SEC RULE 15C3-3
For the Year Ended June 30, 2017

Sigma Americas Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the U.S. Securities and Exchange Commission {17 C.F.R. Section 240.17a-5, "reports to be made by certain brokers and dealers"}. This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

{1} The Company claims and exemption from 17 C.F.R. Section 240.15c3-3 under the following provisions of 17 C.F.R. Section 240.15c3-3(k)(i)

{2} The Company has met the identified exemption provisions in 17 C.F.R. Section 240.15c3-3(k)(i) throughout the most recent fiscal year without exception

Sigma Americas Securities LLC

I, Steve Solano affirm that to the best of my knowledge and belief, this Exemption Report is true and correct.

BY: ______________________________

Steve Solano CEO/CCO

SIGMA AMERICAS SECURITIES LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
JUNE 30, 2017

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregated indebtedness liabilities from Statement of Financial Condition:	$ 1,158
Add:	
Drafts for immediate credit	--
Market value of securities borrowed for which no equivalent value is paid or credited	--
Other unrecorded amounts	16,721
Total aggregate indebtedness	$ 17,879
Percentage of aggregate indebtedness to net capital	39.9%

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in the Company's Part II (unaudited) FOCUS report as of June 30, 2017 as amended	$ 44,730
Net audit adjustments	--
Net capital per above	$ 44,730